Exhibit 19.1

Date Initially Approved by Board of Directors: July 2014

Date Last Revised: August 2025

Date Last Approved by Board of Directors: August 2025

SECURITIES TRADING POLICY

Background

The board of directors of Peoples Financial Services Corp. (together with its subsidiaries, including Peoples Security Bank and Trust Company, the “Company”) has adopted this Securities Trading Policy (“Policy”) for the Company’s directors, officers, employees and consultants who have access to material nonpublic information with respect to the trading in the Company’s securities, as well as the securities of publicly traded companies with whom the Company has, a business relationship, or engages in transactions. As described below, this Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade on the basis of this material nonpublic information. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent securities trading by company personnel in violation of applicable securities laws. Failure to comply with this Policy may also result in disciplinary action by the Company against the offending parties, up to and including termination for cause, whether or not such parties’ failure to comply results in a violation of law. Furthermore, violation of insider trading laws is a civil and criminal offense that is aggressively pursued by authorities and could result in significant penalties, fines and imprisonment.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s and your reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy, as well as all applicable laws. Should you have any questions regarding this Policy, please contact the Company’s Insider Trading Compliance Officer (hereinafter defined).

Scope of Policy

Persons Covered. As a director, officer, or a employee of the Company, or as a consultant of the Company, who has access to material nonpublic information, this Policy applies to you as well as your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy. This Policy further applies to any entities that you influence or control, including any corporations, partnerships or trusts. Transactions by any such entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Companies Covered. The prohibition on securities trading in this Policy is not limited to trading in the Company’s securities. It includes other companies with which the Company does business, such as customers or suppliers of the Company and those involved in potential major transactions or business relationships with the Company, such as an acquisition, investment or sale, to the extent a person subject to this Policy learns of material nonpublic information about such company. Information that is not material to the Company may nevertheless be material to such other companies.

Transactions Covered. This Policy covers transactions in the Company’s securities, including the Company’s common stock or any other type of securities that the Company may issue, including (but not limited to), derivative securities such as put and call options and convertible debentures, warrants, preferred stock, or debt securities (debentures, bonds and notes), as well as derivative securities not issued by the Company such as exchange-traded put or call options or swaps relating to the Company’s securities. Transactions subject to this Policy include purchase and sales of the Company’s securities.

Transactions Pursuant to the Company’s 401(k) Plan. If, as a result of the merger of the employee stock ownership plan, you hold Company securities in the Company’s 401(k) plan, this Policy does apply to certain transactions or elections you may make under the 401(k) plan, including: (a) an election to make an intra-plan transfer of an existing account balance out of the Company’s securities fund; and (b) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company’s securities fund balance.

Transactions Not Covered by this Policy

Stock Option Exercises. This Policy’s trading restrictions generally do not apply to the exercise of a stock option for cash, or cashless net exercise of a stock option. This Policy’s trading restrictions do apply, however, to any sale of the underlying stock, including in connection with a broker-assisted “cashless exercise” of an option, as this entails selling a portion of the underlying stock to cover the costs of exercise.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

Transactions Pursuant to Rule 10b5-1 Trading Plans. This Policy does not apply to transactions made pursuant to trading plans that are adopted in accordance with this Policy and Rule 10b5-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Transactions Pursuant to the Company’s Dividend Reinvestment Plan. This Policy does not apply to acquisitions of the Company’s stock made pursuant to regular reinvestment of dividends under the Company’s dividend reinvestment plan. This Policy does apply, however, to voluntary purchases of the Company’s stock resulting from additional contributions you may choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company stock purchased pursuant to the dividend reinvestment plan.

Transactions Not Involving a Purchase or Sale. Bona fide gifts or other transactions not involving a purchase or sale of securities may not be subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company’s securities while the officer, employee or director is aware of material nonpublic information, or the person making the gift is subject to the trading restrictions specified in the attached “Addendum to Securities Trading Policy Regarding Pre-Clearance and Blackout Procedures.”

Statement of Policy

Trading on Inside Information. You may not trade in the Company’s securities, either directly or indirectly, through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company, except as otherwise specified in this Policy under the headings “Transactions Not Covered by this Policy” and “Rule 10b5-1 Trading Plans/Non-Rule 10b5-1 Trading Plans”. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained in the course of your employment with the Company.

Disclosure of Material Nonpublic Information to Others. You may not disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company.

No Tipping. You may not recommend to anyone the purchase or sale of any securities when you are aware of any material nonpublic information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading. Because even a casual remark recommending a purchase or sale of the Company’s securities (or the securities of another company with which the Company is involved) could be misconstrued as being based upon material nonpublic information, you should exercise caution in making any such recommendation.

Blackout Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Company’s board of directors has adopted the attached “Addendum to Securities Trading Policy Regarding Pre-Clearance and Blackout Procedures” (the “Addendum”) that applies to directors, officers subject to Section 16 of the Exchange Act, and to certain designated employees and consultants of the Company who have access to material nonpublic information about the Company (a “Covered Person”). The Company will notify you if you are Covered Person subject to the Addendum.

●	The Addendum generally prohibits Covered Persons from trading in the Company’s securities during quarterly blackout periods and during certain event-specific blackouts.
●	The Addendum generally requires Covered Persons to pre-clear all transactions in the Company’s securities with the Company’s Insider Trading Compliance Officer.

Definition of Material Nonpublic Information

Inside information has two important elements — materiality and lack of public availability.

Material Information. Information is material if a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

●	Projections of future earnings or losses or other earnings guidance.
●	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance.
●	Earnings that are inconsistent with the consensus expectations of the investment community.
●	A change in auditors or notification that the auditor’s reports may no longer be relied upon.
●	A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.
●	A change in senior management or the Company’s board of directors.
●	Significant related party transactions.
●	The establishment of a repurchase program for Company securities.
●	A change in the Company’s pricing or cost structure.
●	Major marketing changes.
●	Major events regarding the Company’s securities, including the declaration of a stock split or the offering of additional securities.
●	A change in dividend policy.
●	A Company restructuring.
●	Impending bankruptcy or the existence of severe liquidity problems.
●	Actual or threatened major litigation or regulatory action, or the resolution of any such matter.
●	A significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure.
●	The imposition of an event-specific blackout on trading in the Company’s securities or the securities of another company or the extension or termination of such restriction.

The above examples of material information are not exhaustive. Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided. Furthermore, trading in securities surrounding material corporate events is regularly and closely monitored by regulators using highly sophisticated software designed to detect any trades that raise any suspicion of insider trading.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or a filing made with the Securities and Exchange Commission (the “SEC”)) and the investing public has had time to absorb the information fully. As a general rule, information will be considered nonpublic until the second full trading day after the information is broadly disseminated. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time). However, if the Company announces earnings after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Friday.

Additional Guidance

The Company considers it inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the securities trading laws. Accordingly, your trading in Company securities is subject to the following prohibitions:

Short Sales. You may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery). Company officers and directors are also prohibited by law from engaging in short sales.

Publicly Traded Options. You may not engage in transactions in publicly traded options in the Company’s securities, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Standing Orders. Standing orders regarding the Company’s securities should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful securities trading. This prohibition does not apply to purchase and sales under a trading plan that is adopted in accordance with this Policy and Rule 10b5-1 under the Exchange Act. Rule 10b5-1 trading plans are discussed below.

Margin Accounts and Pledges. Company securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, you are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Hedging. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, among other mechanisms, involve the establishment of a short position in the Company’s securities and limit or eliminate your ability to profit from an increase in the value of the Company’s securities. When this occurs, you may no longer have the same interests and objectives as other stockholders of the Company. Therefore, you are prohibited from engaging in any hedging or monetization transactions involving Company securities.

Rule 10b5-1 Trading Plans/Non-Rule 10b5-1 Trading Plans

A Rule 10b5-1 trading plan is a written program for trading securities designed to gain the protections of the defenses against insider trading under Rule 10b5-1 under the Exchange Act. A plan of this type establishes parameters for purchases and/or sales of the Company’s securities by a broker or other independent fiduciary, or places discretion in another person who has no material nonpublic information. Once the plan agreement is executed, the person who creates the Rule 10b5-1 trading plan retains no discretion over purchases or sales of the Company’s securities under the plan. This includes the amount of the securities being traded, the trading prices and the timing of the trades. For example, a trading plan may simply instruct a broker to sell 1,000 shares on the first of every month, or it may involve a complex trading formula. A Rule 10b5-1 trading plan permits trading at any time (subject to the requirements of Rule 10b5-1), so long as the trading was established at a time when the person establishing the plan was not aware of any material nonpublic information. This means that if the Rule 10b5-1 trading plan meets the requirements of Rule 10b5-1, transactions in the Company securities may occur even when the person who has entered into the plan is aware of material nonpublic information. Multiple, overlapping trading plans or single trade plans are generally not permitted under Rule 10b5-1.

A non-rule 10b5-1 trading plan is a trading plan or arrangement that does not meet the requirements of a Rule 10b5-1 trading plan. Any trading plan or arrangement that does not qualify as a Rule 10b5-1 trading plan and qualify for the Rule 10b5-1 affirmative defenses would be a non-Rule 10b5-1 trading plan.

Because the rules governing trading plans can be complex, anyone considering entering into, amending or terminating a Rule 10b5-1 trading plan should first consult with the Company’s Insider Trading Compliance Officer. Only Rule 10b5-1 trading plans entered into or amended with advance approval by the Company’s Insider Trading Compliance Officer are permitted under this Policy. A Covered Person may not enter into or modify a Rule 10b5-1 trading plan during a quarterly or event-specific blackout period if applicable to such Covered Person. Once a valid Rule 10b5-1 trading plan has been approved, purchases or sales pursuant to the plan will not require additional pre-clearance. A Rule 10b5-1 trading plan must comply with all SEC requirements. Approving the adoption of any plan, however, is not assurance that the plan complies with Rule 10b5-1 and none of the Company, the Company’s Insider Trading Compliance Officer, or any member of the Company’s board of directors assumes any liability if the plan does not. Each director, officer, employee or consultant who adopts a Rule 10b5-1 plan should consult with his or her own legal counsel.

A director or executive officer (as defined in Rule 16a-1(f) of the Exchange Act) who terminates a Rule 10b5-1 trading plan must notify the Company’s Insider Trading Compliance Officer of such termination no later than the date the Rule 10b5-1 trading plan terminates.

The existence of a Rule 10b5-1 trading plan does not eliminate the requirements and prohibitions contained in other relevant securities laws. Any transactions pursuant to a Rule 10b5-1 trading plan must still be reported in compliance with Section 16 of the Exchange Act and must comply with short-swing liability rules under the Exchange Act and Rule 144 under the Securities Act of 1933, as amended. Additionally, the Company must quarterly disclose the adoption, modification, or termination of Rule 10b5-1 and non-Rule 10b5-1 trading plans and the material terms, other than pricing, of any Rule 10b5-1 or non-Rule 10b5-1 trading plans.

Post-Employment Transactions

This Policy continues to apply to your transactions in Company securities even after you have ended employment or other services to the Company as follows: if you are aware of material nonpublic information when your employment or service relationship ends, you may not trade in Company securities until that information has become public or is no longer material.

Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation. Disclosure of Company information should only be made by authorized individuals pursuant to the Company’s policies regarding the disclosure of such information.

Disclosures to Outsiders. The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Also, individuals who talk directly to reporters without going through the proper channels risk providing incorrect information or revealing proprietary strategies. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals. Unless responding to such inquiries is among your specifically authorized responsibilities, you should politely refer all media representatives to the Company’s Insider Trading Compliance Officer, Company’s Chief Executive Officer or the Company’s Chief Financial Officer.

Disclosure to Company Personnel. You should consider the consequences of disclosure of material, nonpublic information even in discussions with Company personnel. For example, these individuals could be prohibited from trading in the Company’s securities until the information is publicly disclosed or, as a result of your communication, they could inadvertently engage in a violation of the securities laws or this Policy. Accordingly, even within the Company, you should restrict dissemination of material, nonpublic information on a need to know basis.

Company Assistance

Your compliance with this Policy is of the utmost importance both for you and for the Company. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Company’s Insider Trading Compliance Officer. Do not try to resolve uncertainties on your own, as the rules relating to securities trading are often complex, not always intuitive and carry severe consequences.

Insider Trading Compliance Officer. The Company has appointed its General Counsel as the primary Insider Trading Compliance Officer for purposes of this Policy and to address any questions that may arise regarding the interpretation of this Policy’s requirements. The duties of the Insider Trading Compliance Officers include, but are not limited to, the following:

1.	Assisting with implementation of this Policy;
2.	Circulating this Policy to all persons covered under the scope of this Policy and the Addendum;
3.	Remind Covered Persons of the requirements of this Policy and the Addendum in advance of blackout periods;
4.	Annually remind Covered Persons of the pre-clearance procedures of this Policy and the Addendum;
5.	Assess and act on all pre-clearance requests by Covered Persons
6.	Assist Covered Persons, upon request, with the preparation of filings required by Section 16 of the Exchange Act (e.g., SEC Forms 3, 4, and 5).

Consequences of Violation

Violation of the Policy may result in both civil and criminal penalties under applicable securities laws. You may also be subject to disciplinary actions that could include termination of your relationship with the Company.

Policy Subject to Amendment

The Company’s board of directors may change or otherwise amend the terms of this Policy from time to time to respond to developments in law and practice. The Company will take steps to inform all affected persons of any material changes or revisions to this Policy.

ADDENDUM TO SECURITIES TRADING POLICY REGARDING
PRE-CLEARANCE AND BLACKOUT PROCEDURES

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, the Company’s board of directors has adopted this Addendum to Securities Trading Policy Regarding Pre-Clearance and Blackout Procedures (“Addendum”). This Addendum applies to directors and officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to certain designated employees and consultants of the Company who are likely to have access to material nonpublic information about the Company. These individuals are referred to in this Addendum as “Covered Persons.” This Addendum also applies to a Covered Person’s family members who reside with the Covered Person, anyone else who lives in the Covered Person’s household, and any family members who do not live in the Covered Person’s household but whose transactions in Company securities are directed by a Covered Person or are subject to a Covered Person’s influence or control (such as parents or children who consult with you before they trade in Company securities). For purposes of this Addendum, all such persons are referred to as a Covered Person’s “family”. Covered Persons are responsible for making sure that the purchase or sale of any security covered by this Addendum by any such person complies with this Addendum. This Addendum further applies to any entities that a Covered Person influence or control, including any corporations, partnerships or trusts (such entities collectively referred to for purposes of this Addendum as “controlled entities”). Transactions by any controlled entities should be treated for the purposes of this Addendum and applicable securities laws as if they were for a Covered Person’s own account.

A non-exclusive list of the names and/or positions of the Covered Persons subject to this Addendum are listed on the attached Schedule 1. The Company may from time to time designate other individuals or positions that are subject to this Addendum and will amend Schedule 1 from time to time as necessary to reflect changes.

This Addendum supplements the Policy. Covered Persons subject to the Addendum must also comply with the Policy.

Pre-clearance Procedures

Covered Persons are subject to the following pre-clearance procedures.

You, your family members and other members of your household, and any controlled entities, may not engage in any transaction involving the Company’s securities without first obtaining pre-clearance of the transaction from the Company’s Insider Trading Compliance Officer. This includes stock plan transactions such as an option exercise, gifts, loans, pledges or hedges (if permitted under the Policy), contribution to a trust or any other transfer. A request for pre-clearance should be submitted to the Insider Trading Compliance Officer at least two business days in advance of the proposed transaction. The Insider Trading Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the trade. Unless the Insider Trading Compliance Officer specifies otherwise, a pre-clearance for a trade or other activity involving Company’s securities will be valid for a period of five business days from the date on which the pre-clearance is given.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material non-public information about the Company and should describe fully those circumstances to the Insider Trading Compliance Officers. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

Blackout Procedures

Covered Persons are subject to the following blackout procedures.

Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may not trade in the Company’s securities during the period beginning 15 calendar days before the end of any fiscal quarter and ending at the close of trading on the second full trading day following the release of the Company’s earnings for that quarter. In addition, certain circumstances could arise that could necessitate a quarterly blackout sooner than the typical blackout period. In such a situation, the Company will provide notice of the restriction to the necessary individuals.

Event-Specific Blackouts. The Company may on occasion issue potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to the Company and is known by only a few directors, executive officers, or other employees. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons covered by the quarterly earnings blackout procedures, may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are subject to the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Company to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Exceptions. The Quarterly Blackout Periods and Event-Specific Blackout Periods do not apply to those transactions to which this Policy does not apply, as described above under the heading, “Transactions Not Covered by the Policy”, including transactions conducted pursuant to approved Rule 10b5-1 plans, described below under the heading, “Exception for Approved Rule 10b5-1 Plans.”

Regulation BTR

Directors and executive officers may also be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction (“Regulation BTR”), under U.S. federal securities laws. In general, Regulation BTR prohibits directors and executive officers from trading in Company equity securities during any period of three or more consecutive days during which at least 50% of the participants or beneficiaries in an “individual account” plan of the Company are unable to purchase, sell, or otherwise acquire or transfer an interest in the equity of the Company held in such plan due to a temporary suspension by the Company or a fiduciary.

Exception for Approved Rule 10b5-1 Trading Plans

Trades by Covered Persons in the Company’s securities that are executed pursuant to an approved Rule 10b5-1 trading plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Policy or to the restrictions set forth above relating to blackout periods. As stated in the Policy, however, the adoption of any Rule 10b5-1 trading plans must be approved in advance by the Company’s board of directors.

Post-Employment Transactions

If you are aware of material nonpublic information when you terminate employment or services, you may not trade in the Company’s securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Addendum will cease to apply to your transactions in Company securities upon the expiration of any “blackout period” that is applicable to your transactions at the time of your termination of employment or services.

Compliance with Securities Act, Rule 144 and Exchange Act Section 16

Directors and executive officers are responsible for compliance with Rule 144 promulgated under the Securities Act of 1933, as amended and Section 16 of the Exchange Act in connection with their transactions in the Company’s securities. The requirements of the Policy and this Addendum do not supersede the required compliance with your obligations under Rule 144 and Section 16.

Rule 144. Directors and executive officers are required to file Form 144 before making open market sales of Company stock. This form is generally prepared and filed by your broker.

Section 16. Directors and executive officers should be aware that most transactions in the Company’s stock are subject to the accelerated two business day reporting requirements under Section 16 of the Exchange Act. The Company’s Policy is to assist directors and executive officers in completing and filing their Section 16 reports. It is important that the Company’s Insider Trading Compliance Officers receive prompt notice of any transactions or other changes in beneficial ownership, so that the Company can assist in filing the required reports on a timely basis.

Company Assistance

Your compliance with this Addendum and the Policy is of the utmost importance both for you and for the Company. If you have any questions about this Addendum, the Policy or their application to any proposed transaction, you may obtain additional guidance from the Company’s Insider Trading Compliance Officers.

SCHEDULE 1

Covered Persons

A.	All directors of the Company
B.	All persons designated as Section 16 officers of the Company
C.	The following individuals:
●	Marie Luciani
●	Lori Demora
●	John P. Dean, CPA
●	Denise Stull